Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 2, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 2, 2006, entitled "Lindbæk nominated for re-election as chair of the board".

Lindbæk nominated for re-election as chair of the board

The election committee of Statoil (OSE: STL, NYSE: STO) has nominated Jannik Lindbæk for re-election as chair of the board, a position he has held since November 2003.

Mr Lindbæk had earlier indicated that he would not seek re-election. After Johan Fredrik Odfjell withdrew his candidature as chair, however, Mr Lindbæk was asked by the committee to reconsider and said that he was willing to stand for re-election for a further two years.

“We have given weight to finding a good and unifying solution which can help to produce a calmer atmosphere around the group,” says leader of the election committee Anne Kathrine Slungård. “So we are very pleased that Mr Lindbæk has agreed to serve for another two-year term as chair.”

“Mr Lindbæk has led the group during a period when it has delivered its best-ever results. He enjoys broad support among Statoil’s shareholders and can help to ensure that the progress being made by the group is sustained,” Ms Slungård says.

“Statoil found itself in a challenging position when the election committee’s nominated candidate withdrew his candidature,” says Mr Lindbæk. “In such circumstances, and at the request of both the election committee and the largest shareholder, I have indicated my willingness to serve as chair for a further term. Statoil has made very considerable progress in recent years, and I can say with assurance that if elected, I will pursue a new term as chair with full vigour.”

The election committee has previously nominated Marit Arnstad as a new member of the board, Kaci Kullmann Five for re-election as deputy chair, and Grace Reksten Skaugen, Ingrid Wiik, Knut Åm and Finn Hvistendahl for re-election as members of the board.

Recommendations from the election committee will be considered by the corporate assembly of Statoil on 14 June.

STATOIL ASA (Registrant)
Dated: June 2, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer